

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 9, 2009

Tracy E. Quinn
Interim Chief Financial Officer
Overhill Farms, Inc.
2727 East Vernon Avenue
Vernon, California 90058

> **Re:** **Overhill Farms, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2008**
> **Filed December 12, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **Response Letter Dated March 31, 2009**
> **File No. 001-16699**

Dear Ms. Quinn:

We have completed our review of your Form 10-K, Preliminary Proxy Statement and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director